December 28, 2006

Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Room 4561 Washington, D.C. 20549-0303
Attention:	Kathleen Collins Accounting Branch Chief Thomas Ferraro Senior Staff Accountant

Re:	CDC Corporation
Form 20-F for the Fiscal Year Ended December 31, 2005 (filed June 21, 2006)
Form 6-K Filed March 6, 2006
Form 6-K Filed April 13, 2006
Form 6-K Filed May 2, 2006
Form 6-K Filed May 26, 2006
File No. 000-30134
Dear Mr. Ferraro and Ms. Coleman:
     On behalf of CDC Corporation (“we”, “CDC” or the “Company”), set forth below are responses to the comment letter dated December 13, 2006 (the “December 13 Comment Letter”) from the staff (“the Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced filings.
     Capitalized terms used in this letter and not otherwise defined herein have the meaning as ascribed to them in our Form 20-F for the Fiscal Year Ended December 31, 2005.

Form 20-F for the Fiscal Year Ended December 31, 2005
Note 2. Summary of Significant Accounting Policies
(g) Investments, page F-14
Prior Comment no. 1
1.	We note from your response to comment number 1 that the Company filed a request for waiver with the Division’s Chief Accounting Office, relating to filing Item 3-09 financial statements for 17game Group and summarized financial information pursuant to Item 4-08(g) of Regulation S-X. We understand that you have received correspondence from the Division’s Chief Accountant denying your waiver request. Considering this, tell us the Company’s anticipated timing for amending filings to include Item 3-09 financial statements and Item 4-08 disclosures.

Response: On November 29, 2006, the Company filed a request for waiver with the Division’s Chief Accounting Office relating to filing Item 3-09 financial statements of 17game Group. On December 7, 2006, the Company received correspondence from the Division’s Chief Accountant denying our waiver request. The Company is currently in the process of working with its independent auditing firm to complete the audit of the required financial information for 17game Group. Based upon the work completed to date, and after discussions with representatives at our independent auditing firm, the Company currently believes that it may be in a position to file an amended Form 20-F/A to include Item 3-09 financial statements of 17game Group and Item 4-08(g) disclosure by February 15, 2007. The Company undertakes to inform the Staff in the event the filing of its amended Form 20-F/A will be delayed beyond such date.
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Should you have any questions about the responses in this letter please feel free to contact the undersigned at 678-259-8563 or Gregor Morela, Director of Financial Reporting for the Company at 678-259-8663.
Sincerely,
/s/ Verome M. Johnston
Verome M. Johnston
Acting Chief Financial Officer
CDC Corporation

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